EXECUTION COPY

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

PE 9-1-02

For the month of September, 2002

Advantest Corporation
(Translation of Registrant's Name Into English)

Shinjuku-NS Building
4-1 Nishi-Shinjuku 2-chome
Shinjuku-ku
Tokyo 163-0880
Japan
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes _ No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): _______)

WKM

Materials Contained in this Report:

1. English translation of a press release relating to the announcement by Advantest Corporation (the "Company") of (i) the pricing period for a proposed offering of shares of common stock of the Company and (ii) the submission to the Director of the Kanto Local Finance Bureau of an amendment to an extraordinary report previously submitted thereto with respect to the proposed offering.

2. English translation of a press release relating to the revision of the Company's Japanese GAAP earnings forecast, previously released in its Annual Financial Digest dated April 25, 2002, for the fiscal year ending March 31, 2003.

FOR IMMEDIATE RELEASE

September 13, 2002
ADVANTEST CORPORATION
(Toshio Maruyama, President and COO)
(Stock Code Number: 6857, TSE first section)
(Ticker Symbol: ATE, NYSE)

CONTACT:
Hitoshi Owada
(Managing Director and
Senior Vice President, Administration and Finance Division)
Phone: +81-(0)3-3342-7500

Advantest Announces Pricing Period for its Offering

Tokyo – September 13, 2002 – Advantest has today determined the pricing period for the proposed offering of shares of its common stock in the United States and elsewhere outside Japan, pursuant to a resolution of its board of directors on July 22, 2002, and hereby announces as follows:

1. Offering price To be determined

(Note) The offering price will be determined on any day between October 1, 2002 (Tue) and October 3, 2002 (Thu) based on the market conditions as of that time.

2. Advantest has today submitted to the Director of the Kanto Local Finance Bureau an amendment of the extraordinary report previously submitted thereto with respect to this offering.

(For reference)

Selected details from the resolution approved by Advantest's board of directors on July 22, 2002:

1.	Class of shares to be offered for sale	Shares of common stock of Advantest Corporation ("Shares"). At the option of investors, American Depository Shares ("ADS") may be delivered to investors in lieu of common stock. Four ADSs represent one Share.	
2.	Selling shareholders and the number of Shares to be offered for sale	Mizuho Corporate Bank, Ltd	1,000,000 shares
		Fujitsu Limited	700,000 shares
		Sompo Japan Insurance Inc.	500,000 shares
		The Dai-ichi Mutual Life Insurance Company	500,000 shares
		Total	2,700,000 shares
		The names of the selling shareholders and the number of Shares to be offered for sale set forth above are subject to change. The final number of Shares to be offered for sale will be determined on the pricing date based on demand and other factors.	
3.	Offering price	To be determined	

4.	Method of offering	The underwriters named in item 5 below will each purchase and underwrite the Shares.
5.	Underwriters	Nomura Securities International, Inc. Other underwriters to be determined
6.	Countries and regions where the offering will be conducted	The United States and elsewhere outside Japan
7.	Delivery date	The delivery date will be determined on the pricing date. The delivery date is currently expected to be the third business day after the pricing date.

#########

ADVANTEST CORPORATION
(Toshio Maruyama, President and COO)
(Stock Code Number: 6857, TSE first section)
(Ticker Symbol: ATE, NYSE)

CONTACT:
Hitoshi Owada
(Managing Director and
Senior Vice President, Administration and Finance Division)
Phone: +81-(0)3-3342-7500

Revision of Japanese GAAP Earnings Forecast for the Fiscal Year Ending March 2003

In light of recent developments in the market and other factors, Advantest Corporation hereby revises the earnings forecast previously released in its Annual Financial Digest dated April 25, 2002.

(Consolidated Earnings)

1. FY 2002 interim (April 1, 2002 to September 30, 2002)

(in millions of yen)

	Net Sales	Ordinary Income	Net Income
Previous forecast (A) (as of April 25, 2002)	45,000	- 5,000	- 3,000
Revised forecast (B)	40,000	- 8,000	- 4,800
Difference (B-A)	- 5,000	- 3,000	- 1,800
Percentage change	-11.1%		
FY 2001 interim results	65,086	5,534	3,793

2. FY 2002 (April 1, 2002 to March 31, 2003)

(in millions of yen)

	Net Sales	Ordinary Income	Net Income
Previous forecast (A) (as of April 25, 2002)	110,000	0	0
Revised forecast (B)	100,000	- 5,500	- 3,300
Difference (B-A)	- 10,000	- 5,500	- 3,300
Percentage change	-9.1%		
FY 2001 results	95,244	- 36,793	- 22,949

(Unconsolidated Earnings)

1. FY 2002 interim (April 1, 2002 to September 30, 2002)

(in millions of yen)

	Net Sales	Ordinary Income	Net Income
Previous forecast (A) (as of April 25, 2002)	38,000	- 7,500	- 4,500
Revised forecast (B)	33,000	- 8,600	- 5,000
Difference (B-A)	- 5,000	- 1,100	- 500

Percentage change	-13.2%		
FY 2001 interim results	50,975	1,531	1,919

2. FY 2002 (April 1, 2002 to March 31, 2003)

(in millions of yen)

	Net Sales	Ordinary Income	Net Income
Previous forecast (A) (as of April 25, 2002)	92,000	- 5,500	- 3,300
Revised forecast (B)	85,000	- 7,400	- 4,300
Difference (B-A)	- 7,000	- 1,900	- 1,000
Percentage change	-7.6%		
FY 2001 results	72,928	- 35,310	- 19,265

Reasons for the Above Revisions

When we released our previous forecast on April 25, 2002, the semiconductor-related industries were moving toward recovery. However, the U.S. economy has since suffered further setbacks as shares prices have fallen due to the recent spate of accounting scandals, which in turn has adversly affected the outlooks of economies in Japan, Europe and other parts of Asia.

In addition, communication operators and semiconductor manufacturers have significantly trimmed their capital expenditures due to decreased demand for communication equipment, poor sales of personal computers and falling DRAM prices during the current worldwide investment slowdown in the communications and IT markets.

In response to these recent developments, we have continued, as in the previous fiscal year, to implement a number of initiatives to reorganize our business and reduce costs. In addition, we have decided to revise our forecast, as net sales and income are expected to be lower than our previously released figures.

* Cautionary Statement with Respect to Forward-Looking Statements

This release contains "forward-looking statements" that are based on Advantest's current expectations, estimates and projections. These forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause Advantest's actual results, levels of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. These factors include: (i) changes in demand for the products and services produced and offered by Advantest's customers, including semiconductors, communications services and electronic goods; (ii) circumstances relating to Advantest's investment in technology, including its ability to timely develop products that meet the changing needs of semiconductor manufacturers and communications network equipment and components makers and service providers; (iii) significant changes in the competitive environment in the major markets where Advantest purchases materials, components and supplies for the production of its products or where its products are produced, distributed or sold; and (iv) changes in economic conditions, currency exchange rates or political stability in the major markets where Advantest procures materials, components and supplies for the production of its principal products or where its products are produced, distributed or sold. A discussion of these and other factors which may affect Advantest's actual results, levels of activity, performance or achievements is contained in the "Operating and Financial Review and Prospects", "Key Information - Risk Factors" and "Information on the Company" sections and elsewhere in Advantest's registration statement on Form 20-F, which is on file with the United States Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Advantest Corporation

By: [signature]
Name: Hitoshi Owada
Title: Managing Director and Senior Vice President, Administration and Finance Division

Date: September 13, 2002